UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004.

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
         (State or other jurisdiction of incorporation or organization)

                        Suite #10-Epicurean, Woods Centre
                                 P.O. Box W-645
                        St. John's, Antigua, West Indies
              (Address of principal executive offices and zip code)

                               Tel: (268) 562-3452
                               Fax: (268) 562-3453
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  X      Form 40-F
                   -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes               No  X
             -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----

INDEX
-----

Item
----

1.   Press Release dated January 9, 2004 - Exhibit 99.1


Item 1. Press Release dated January 9, 2004 - Exhibit 99.1
----------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                SINOVAC BIOTECH LTD.

Date:  January 13, 2004                         By:      "Wei Dong Yin"
                                                    ----------------------------
                                                      Wei Dong Yin, President
                                                      and a Director

                                  EXHIBIT INDEX


  Number     Exhibit                                  Sequential Page Number
---------    ---------------------------------------  ----------------------
   99.1      Press Release dated January 9, 2004               4